EXHIBIT 99.1

Just Energy Unveils Strategic Plan and Financial Targets at Investor Day

Executing Strategic Priorities Expected to Drive Strong Customer Growth; Gross Margin per RCE Improvement and Significant Cost Savings

TORONTO, Sept. 13, 2018 (GLOBE NEWSWIRE) -- Just Energy Group, Inc. (TSX:JE; NYSE:JE), (“Just Energy” or the “Company”), a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, is hosting its Investor Day in New York City today where the senior leadership team will present the Company’s strategic priorities to accelerate growth, achieve the newly outlined financial objectives and unlock shareholder value.

Key Event Highlights

  Healthy core services business will support expansion into high-growth, high-margin opportunities in the Company’s evolving product offering;
  Value-added products and services allow Just Energy access into regulated markets representing approximately eight times the sales opportunity of its existing markets and are expected to meaningfully contribute to Base EBITDA;
  Plans will be unveiled to replicate Just Energy’s retail channel success as it pursues authorized agent and joint marketing channel opportunities;
  Overview of the Company’s insight and case study examples of its industry-leading risk management capability; and,
  Reaffirmed fiscal 2019 guidance while also providing specific cost containment actions and financial targets on an expanded set of key performance metrics.

“These are exciting times for Just Energy as the key growth drivers of our evolving business are strong and our opportunities for substantial growth are robust,” said Pat McCullough, chief executive officer of Just Energy Group. “Our future success starts with our healthy core business. With record-level gross margin embedded in our existing customer base, we plan to drive near-term profits while also leveraging our existing customer base to deliver value-added products and services.”

“At our Investor Day, we will detail significant customer growth opportunities as we extend our reach into regulated markets in jurisdictions previously unavailable to Just Energy where we see a growing demand for our product offering. We also expect to provide greater transparency and deeper insight into our financial performance expectations. Investors will hear for the first time how our new resolve to faster execution and our commitment to driving shareholder returns correlates to specific financial goals in the current fiscal year and over the long term. We expect that the successful execution of our growth strategy, a commitment to cost containment and greater accountability will generate value for shareholders.”

Strategic Vision
Just Energy’s senior leadership team will outline a strategic plan in which the Company will focus on building from its 1.7 million customers and healthy core business through a growing suite of value-added products and services.

  The Company’s chief operating officer, James Pickren, will outline the Company’s unique consumer-driven approach that the Company believes provides a compelling value proposition centered around comfort, convenience and control for customers. He will also define significant high-growth opportunities that are expected to drive gross margin growth in Just Energy’s current markets, as well as in the Company’s recent entry into regulated markets.
  The Company’s chief sales officer, Morgan Smith, will highlight the Company’s ability to manage its diverse channel mix to increase the addressable audience while underscoring the competitive advantages of Just Energy’s international reach, innovative home products, the speed to market and the network of industry experts to streamline operations.
  The Company’s chief risk officer, Amir Andani, will detail the Company’s ability to identify and minimize performance risks related to managing commodity, volume and weather in order to drive stable, predictable results in the face of dynamic external circumstances.
  The Company’s chief financial officer, Jim Brown, will address the Company’s financial health, including the approximate $2.2 billion of current embedded gross margin in the existing Just Energy book of business, in addition to providing near- and long-term financial targets.

Financial Guidance
As the result of executing the Company’s strategic priorities, the Company anticipates that it will deliver measurable performance improvements, including:

  Customer Growth: 10% or more of annual growth
  Gross Margin per RCE: Achieve $300 for Residential and $100 for Commercial
  Cost Savings: $20 million or more of annual savings; run-rate achieved year one
  Base EBITDA: 10% five-year CAGR
  Payout Ratio: Maintained at less than 75% over the period
  Debt to EBITDA:  Less than 2.0x

Webcast Information

An archived replay of the webcast for Just Energy Group’s Investor Day can be accessed at the Company’s investor relations website.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements, including without limitation, with respect to customer growth, margin per RCE, cost savings, EBITDA CAGR, payout ratio and debt to EBITDA ratio. These statements are based on current expectations and assumptions that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Some assumptions or expectations may not materialize, and results, events and circumstances occurring subsequent to the date on which the information was prepared may be different from those assumed or expected or may be unanticipated, and thus may affect the forward-looking statements in a material manner.

These Forward-Looking Statements represent the Company’s views as of the date of this press release.  Subsequent events and developments may cause the Company’s views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company, subsequent to this date, except as required by law.

Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com. Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

About Just Energy Group Inc.
Established in 1997, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.7 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, EdgePower Inc., Tara Energy and terrapass. Visit justenergy.com to learn more. Also, find us on Facebook and follow us on Twitter.

NON-IFRS MEASURES
The financial measure such as “EBITDA”, Base EBITDA, FFO, Payout Ratio and Embedded Gross Margin do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that this measure is useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Company’s management’s discussion and analysis of financial condition and results of operations of the Corporation for the three months ended June 30, 2018 for the Company’s definition of the non-IFRS measures.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com